APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Daleview
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period	Prior Period
	1/1/2019 - 12/31/2019	1/1/2018 - 12/31/2018
REVENUES		
Sales	$ 242,201.00	$ 44,325.00
Other Revenue	-	-
TOTAL REVENUES	242,201.00	44,325.00
COST OF GOODS SOLD		
Cost of Sales	121,024.00	25,929.00
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	121,024.00	25,929.00
GROSS PROFIT (LOSS)	121,177.00	18,396.00
OPERATING EXPENSES		
Advertising and Promotion	506.00	
Bank Service Charges	275	400
Business Licenses and Permits	585	2,442.00
Computer and Internet	8,774.00	7,363.00
Depreciation	-	
Dues and Subscriptions	-	
Insurance	6,921.00	325
Meals and Entertainment	5,153.00	5,194.00
Miscellaneous Expense	2,106.00	338
Office Supplies	4,027.00	
Payroll Processing	1,422.00	175
Professional Services - Legal, Accounting	2015	
Occupancy	-	-
Rental Payments	12,450.00	12,450.00
Salaries	28,102.00	2,980.00
Payroll Taxes and Benefits	3,844.00	
Travel	-	-
Utilities	1,726.00	903
Website Development	-	-
TOTAL OPERATING EXPENSES	77,906.00	32,570.00

OPERATING PROFIT (LOSS)	43,271.00	(14,174.00)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 43,271.00	$ (14,174.00)

DALEVIEW LLC
Balance Sheet
As of December 31, 2019

	Dec 31, 19	Dec 31, 18	$ Change
ASSETS			
Current Assets			
Checking/Savings			
CHECK - BKYN COOPERATIVE	3,257.19	1,834.40	1,422.79
Total Checking/Savings	3,257.19	1,834.40	1,422.79
Other Current Assets			
DUE FROM NY CITY EXPLORERS	50,000.00	50,000.00	0.00
Total Other Current Assets	50,000.00	50,000.00	0.00
Total Current Assets	53,257.19	51,834.40	1,422.79
Fixed Assets			
EQUIPMENT FOR BREWING			
A/D EQUIPMENT	-4,948.60	-1,649.60	-3,299.00
EQUIPMENT FOR BREWING - Other	32,992.08	32,992.08	0.00
Total EQUIPMENT FOR BREWING	28,043.48	31,342.48	-3,299.00
Total Fixed Assets	28,043.48	31,342.48	-3,299.00
Other Assets			
LEASEHOLD IMPROVEMENT			
A/A LEASEHOLD IMP	-6,553.63	-2,184.63	-4,369.00
LEASEHOLD IMPROVEMENT - Other	65,539.30	65,539.30	0.00
Total LEASEHOLD IMPROVEMENT	58,985.67	63,354.67	-4,369.00
SECURITY DEPOSIT - RENT	13,500.00	13,500.00	0.00
Total Other Assets	72,485.67	76,854.67	-4,369.00
TOTAL ASSETS	**153,786.34**	**160,031.55**	**-6,245.21**
LIABILITIES & EQUITY			
Equity			
EQUITY - CHRISTOPHER GANDSY	-131,964.21	-103,286.45	-28,677.76
EQUITY -	308,000.00	308,000.00	0.00
Retained Earnings	-44,682.00	0.00	-44,682.00
Net Income	22,432.55	-44,682.00	67,114.55
Total Equity	153,786.34	160,031.55	-6,245.21
TOTAL LIABILITIES & EQUITY	**153,786.34**	**160,031.55**	**-6,245.21**

I, Christopher Gandsy, certify that:

1. The financial statements of Daleview LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Daleview LLC included in this Form reflects accurately the information reported on the tax return for Daleview LLC for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature   *Christopher Gandsy*

Name: Christopher Gandsy

Title: Principal